UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     Iowa Telecommunications Services, Inc.
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   462594 20 1
                                 --------------
                                 (CUSIP Number)


                                  June 9, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [X]    Rule 13d-1(d)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462594 20 1
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1)   Names of Reporting Persons.                     Iowa Network Services, Inc.
     I.R.S. Identification Nos. of Above Persons (entities only)

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2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                 (a) [ ]
                                                                        (b) [ ]
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3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization                                  Iowa

--------------------------------------------------------------------------------
Number of Shares             5)     Sole Voting Power                         0
Beneficially                 ---------------------------------------------------
Owned by Each                6)     Shared Voting Power               5,081,707
Reporting                                                           (See Item 4)
Person With                  ---------------------------------------------------
                             7)     Sole Dispositive Power                    0
                             ---------------------------------------------------
                             8)     Shared Dispositive Power          5,081,707
                                                                    (See Item 4)
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person     5,081,707
                                                                    (See Item 4)

--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row 9                      16.5%

--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)                             CO

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                                                                     Page 2 of 9

CUSIP No. 462594 20 1
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1)   Names of Reporting Persons.                 Pine Island Capital Corporation
     I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                 (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization                                Nevada

--------------------------------------------------------------------------------
Number of Shares             5)     Sole Voting Power                         0
Beneficially                 ---------------------------------------------------
Owned by Each                6)     Shared Voting Power               5,081,707
Reporting                                                           (See Item 4)
Person With                  ---------------------------------------------------
                             7)     Sole Dispositive Power                    0
                             ---------------------------------------------------
                             8)     Shared Dispositive Power          5,081,707
                                                                    (See Item 4)
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person     5,081,707
                                                                    (See Item 4)

--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row 9                      16.5%

--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)                             CO

--------------------------------------------------------------------------------

Item 1.

(a)  Name of Issuer

     Iowa Telecommunications Services, Inc.

(b)  Address of Issuer's Principal Executive Office

     115 S. Second Avenue West, Newton, Iowa 50208

Item 2.

(a)  Name of Persons Filing

     Iowa Network Services, Inc. ("INS")
     Pine Island Capital Corporation ("Pine Island")

(b)  Address of Principal Business Office or if none, Residence

     INS:  4201 Corporate Drive, West Des Moines, Iowa 50266

     Pine Island:  2265-B Renaissance Drive, Suite 9, Las Vegas, Nevada  89119

(c)  Citizenship

     INS:  Iowa

     Pine Island: Nevada

(d)  Title of Class of Securities

     Common stock, par value $.01 per share

(e)  CUSIP number

     462594 20 1

Item 3.

     If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d- 1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 5,081,707 shares. On June 9, 2005, INS transferred the shares to Pine Island, which is a wholly-owned subsidiary of INS. By virtue of its ownership of Pine Island, INS may be deemed to beneficially own the shares owned by Pine Island.

     (b) Percent of class: 16.5% (based on 30,864,195 shares outstanding, as set forth in Iowa Telecommunications Services, Inc.'s Current Report on Form 10-Q for the period ended March 31, 2005)

     (c) Number of shares as to which the person has:

         INS:

         (i)      Sole power to vote or to direct the vote:  0

         (ii)     Shared power to vote or to direct the vote:  5,081,707

         (iii)    Sole power to dispose or to direct the disposition of:  0

         (iv)     Shared power to dispose or to direct the disposition
                  of:  5,081,707

         Pine Island:

         (i)      Sole power to vote or to direct the vote:  0

         (ii)     Shared power to vote or to direct the vote:  5,081,707

         (iii)    Sole power to dispose or to direct the disposition of:  0

         (iv)     Shared power to dispose or to direct the disposition
                  of:  5,081,707

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         See Item 4(a).

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See      Exhibit 1.

Item 8.  Identification and Classification of Members of the Group

         See Item 4(a) and Exhibit 1.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification.

         Pine Island certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 14, 2005                 IOWA NETWORK SERVICES, INC.


                                       By: /s/ RICHARD M. VOHS
                                           -------------------------------------
                                           Richard M. Vohs, President


Date:    June 14, 2005                 PINE ISLAND CAPITAL CORPORATION


                                       By: /s/ RICHARD M. VOHS
                                           -------------------------------------
                                           Richard M. Vohs, President

                                    Exhibit 1


         Pine Island Capital Corporation is a wholly-owned subsidiary of Iowa Network Services, Inc.

                                    Exhibit 2

                             Joint Filing Agreement

This will confirm the agreement by and among the undersigned that the Schedule 13G, as amended, filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $.01 per share, of Iowa Telecommunications Services, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Date:    June 14, 2005                 IOWA NETWORK SERVICES, INC.


                                       By: /s/ RICHARD M. VOHS
                                           -------------------------------------
                                           Richard M. Vohs, President


Date:    June 14, 2005                 PINE ISLAND CAPITAL CORPORATION


                                       By: /s/ RICHARD M. VOHS
                                           -------------------------------------
                                           Richard M. Vohs, President